CAPITAL BEVERAGE CORPORATION 120 Rio Vista Drive Norwood, NJ 07648

August 11, 2008

Securities and Exchange Commission
ATTN: Brian K. Bhandari
              Branch Chief, Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, DC 20549
Mail Stop 3561

RE: Capital Beverage Corporation
        Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-13181

Ladies and Gentlemen:

Capital Beverage Corporation., a Delaware corporation (“Capital Beverage”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting Capital Beverage’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Carmine Stella dated July 17, 2008 regarding Capital Beverage’s Annual Report on Form 10-K originally filed on May 9, 2008. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.

General

Staff Comment 1:         It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response to Staff Comment 1: The Form 10-K has been amended to disclose that management has performed its assessment of internal control over financing reporting as of December 31, 2007 and based on the assessment, the management concluded that, as of December 31, 2007, Capital Beverage’s internal control over financial reporting is effective.

Staff Comment 2:         In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

8189751

Response to Staff Comment 2: Capital Beverage acknowledges the Staff’s comment. The Form 10-K has been amended to disclose that management has performed its assessment of internal control over financing reporting as of December 31, 2007.

Staff Comment 3:         Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response to Staff Comment 3: The Principal Executive Officer and Principal Financial Officer certifications have been revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

As requested by the Staff, Capital Beverage hereby acknowledges as follows:

1.	Capital Beverage is responsible for the adequacy and accuracy of the disclosures in the filing;
2.

Capital Beverage understands that Staff comments or Capital Beverage’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Capital Beverage’s filing; and

3.	Capital Beverage understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 201-679-6752 should you require additional information or have questions regarding this letter.

Very truly yours,

CAPITAL BEVERAGE CORPORATION

By: /s/ Carmine Stella

Carmine Stella, President, Chief Executive Officer and Chairman of the Board of Directors

cc: Steven F. Wasserman, Esquire, Brown Rudnick LLP